UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

DESTINY MEDIA TECHNOLOGIES INC.
(Name of Issuer)

SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

25063G204
(CUSIP Number)

MARK A. GRABER
56 Oakwell Farms Parkway
San Antonio, TX 78218
Tel: (210) 240-4795
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25063G204

1.	Names of Reporting Person: MARK A. GRABER

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

a. [ ]
b. [ ]

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF and WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	4,090,978 shares of common stock

8.	Shared Voting Power:	1,361,000 shares of common stock

9.	Sole Dispositive Power:	4,090,978 shares of common stock

10.	Shared Dispositive Power:	1,361,000 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,451,978 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 9.8%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 25063G204

This Schedule 13D/A (Amendment No. 1) is being filed by Mark Graber. (the “Reporting Person”) relating to Shares of common stock, par value $0.001 per share, of DESTINY MEDIA TECHNOLOGIES INC. (the “Issuer”) having its principal executive offices located at 1110 - 885 W Georgia St, Vancouver, BC Canada V6C 3E8.

This Schedule 13D/A (Amendment No. 1) amends and supplements the Schedule 13D of the Reporting Person filed with the Securities and Exchange Commission on October 26, 2015. Except as specifically amended hereby, the disclosure set forth in the previously filed Schedule 13D shall remain unchanged.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of the date of this Report, the Reporting Person beneficially owned the following securities of the Issuer:

Name	Title of Security	Amount	Percentage of Shares of Common Stock*
Mark A. Graber	Common Stock	5,451,978(1)	9.8%

*

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Schedule 13D Statement. As of January 31, 2017, the Issuer had 55,013,874 shares of common stock, issued and outstanding.

(1)

The shares of the Issuer listed as beneficially owned by Mr. Graber include (i) 3,290,978 shares of the Issuer’s common stock directly held by him; (ii) warrants to purchase up to 800,000 shares of the Issuer’s common stock at a price of USD$0.30 per share, expiring October 20, 2017; (iii) 900,000 shares of the Issuer’s common stock beneficially owned by X-L Investments, a Texas partnership over which the Reporting Person has shared voting and shared dispositive power, (iv) 431,000 shares of the Issuer’s common stock beneficially owned by Four Star Investments, a Texas partnership over which Mr. Graber has shared voting and shared dispositive power; and (v) 30,000 shares of the Issuer’s common stock beneficially owned by Mr. Graber’s wife, to which Mr. Graber has shared voting and shared dispositive power.

(b)	Power to Vote and Dispose of the Issuer Shares:

Mr. Graber has sole voting and dispositive power with respect to the securities of the Issuer held directly in his name and shared voting and dispositive power with respect to the securities of the Issuer beneficially owned by, Mr. Graber’s spouse, X-L Investments and Four Star Investments.

(c)	Transactions Effected During the Past 60 Days:

Between December 5, 2016 and December 13, 2016, the Reporting Person sold 50,000 shares of the Issuer’s common stock on the open market at prices ranging from $0.1408 to $0.1616 per share.

Between January 17, 2017 and January 24, 2017, the Reporting Person purchased 34,842 shares of the Issuer’s common stock on the open market at prices ranging from $0.16 to $0.201 per share.

CUSIP No. 25063G204

On January 31, 2017, warrants to purchase 400,000 shares of the Issuer’s common stock at a price of USD$0.30 per share, expiring October 20, 2017, originally acquired by X-L Investments on October 20, 2014, were transferred to the Reporting Person.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

No person has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the Shares other than the Reporting Person.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 31, 2017	/s/ Mark A. Graber
MARK A. GRABER